

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Joel A. Littman
Secretary, Chief Financial Officer and Director
CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303

> **Re: CPI International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 21, 2011**
> **File No. 333-173372**

Dear Mr. Littman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Pro Forma Financial Information, page 16

1.   We see that adjusted EBITDA includes adjustments for recurring cash operating expenses such as the Veritas management fee. Please tell us your basis for removing recurring cash operating expenses in arriving at adjusted EBITDA.

Management's Discussion and Analysis . . . , page 52

Results of Operations, page 56

2.   Please revise to present a separate discussion of results of operations for the Successor (CPI International Holdings Corp.) for the period from February 11, 2011 to April 1, 2011. We see that you currently only discuss the combined periods.

<u>Unaudited Condensed Consolidated Financial Statements of CPI International Holdings Corp.</u>

<u>Note 8. Contingencies, page 93</u>

3.   We reference the statement that except for the claims specifically discussed in the footnote, "in the opinion of management, all such matters involve amounts that would not have a material adverse effect on the Company's consolidated financial position if unfavorably resolved." Please revise to also provide an assessment of the expected impact of these matters on your operating results and cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

CC (by e-mail):   Jennifer A. Bensch Esq.
Skadden, Arps, Slate, Meagher & Flom LLP